UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Transition Therapeutics Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

893716209

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893716209	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,586,497
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,586,497

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,497
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.32%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 893716209	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,763,706
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,763,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.55%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 893716209	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,064,624
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,064,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.67%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 893716209	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 300,918
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 300,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.12%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 893716209	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 893716209	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,521,873
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,521,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,521,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.65%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 893716209	13G	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,521,873
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,521,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,521,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.65%
12	TYPE OF REPORTING PERSON* OO

This Amendment No. 6 to Schedule 13G (this "Amendment No. 6") is being filed with respect to the Common Shares, no par value ("Common Stock") of Transition Therapeutics Inc., a Canadian corporation (the "Company"), to amend the Schedule 13G filed on August 28, 2007, as previously amended by Amendment No. 1, filed on February 15, 2008, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on February 2, 2010, Amendment No. 4 filed on February 8, 2011, and Amendment No. 5 filed on December 8, 2011 (as so amended, the "Schedule 13G"), in accordance with Rule 13d-2(d). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4:               Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 6, is as follows:

A.    Oracle Associates, LLC

(a) Amount beneficially owned: 2,064,624

(b) Percent of class: 7.67%. The percentages used herein and in the rest of this Amendment No. 6 are calculated based upon a total of 26,921,302 shares of Common Stock, which number is based on 26,921,302 shares of Common Stock issued and outstanding as of June 30, 2012, as reported in the Company’s Annual Report on Form 20-F filed on September 13, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,064,624

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,064,624

B.    Larry N. Feinberg

(a) Amount beneficially owned: 3,586,497

(b) Percent of class: 13.32%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,586,497

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,586,497

C.    Oracle Partners, L.P.

(a) Amount beneficially owned: 1,763,706

(b) Percent of class: 6.55%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,763,706

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,763,706

D.    Oracle Institutional Partners, L.P.

(a) Amount beneficially owned: 300,918

(b) Percent of class: 1.12%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 300,918

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 300,918

E.    Oracle Offshore Limited

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -0-

F.    Oracle Ten Fund Master, LP

(a) Amount beneficially owned: 1,521,873

(b) Percent of class: 5.65%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,521,873

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,521,873

G.    Oracle Investment Management, Inc.

(a) Amount beneficially owned: 1,521,873

(b) Percent of class: 5.65%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,521,873

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,521,873

Item 10:               Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2013

ORACLE ASSOCIATES, LLC

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

/s/ Larry Feinberg
Larry Feinberg, Individually

ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By:	/s/ Larry Feinberg
Larry Feinberg, Director

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner
By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry Feinberg
Larry Feinberg, Managing Member